

August 9, 2012

Via E-mail
Ajay Banga
President and Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re:** **MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 1-32877**
> **Response Letter Dated July 31, 2012**

Dear Mr. Banga:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated July 10, 2012. Please clarify for us whether the prepaid card programs managed by Access Prepaid in Cuba between April 2011 and October 2011 were covered by your understanding with OFAC regarding the acquisition of MasterCard transactions in Cuba.

2. Please discuss whether your contacts with Cuba and Syria constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba or Syria.

3. Please include in your response letter the Tandy representation that we requested at the end of our comment letter dated July 10, 2012.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance